82-4578

centrica

taking care of the essentials

03 AUG 25 AM 7:21

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	20 August, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)



03029525

Please find following a Stock Exchange Announcement recently released.

PROCESSED

SEP 04 2003

THOMSON FINANCIAL

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

20 August, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Holdings of Aviva plc in Centrica plc.

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road

Centrica plc
20 August 2003

Centrica plc received on 20 August 2003 a notice stating that on 18 August 2003 the holding of Aviva plc and its subsidiaries in the issued capital of Centrica plc fell below 3% and therefore ceased to constitute a 'notifiable interest' for the purposes of section 198 of the Companies Act 1985.

Name of contact and telephone number for enquiries

Robin Healy
01753 494017